EXHIBIT IX

PRESS RELEASE
JULY 30, 2004

OCR - Q2 REPORTING

2ND QUARTER 2004 - RESULTS REFLECTING FULL WRITE OFF OF THE WEYMOUTH WELL STAVANGER, NORWAY

EBITDA for the 2nd quarter was USD 1.6 million. The accounts for the quarter were negatively affected by the full write off of the Weymouth exploration cost of US 22.6 million and Leiv Eiriksson being idle between March 26th and June 30th.

During the quarter, Ocean Rig announced 4 new drilling contracts at record day rate levels, representing approximately $ 117 million in contract value and employment for Eirik Raude through 2005. EBITDA for the second quarter was USD
1.6 million (USD 13.7 mill), operating profit was USD -33.1 million (USD 3.3 mill) and net profit was USD -47.6 million (USD -8.3 mill). The reduced result in the 2nd quarter is mainly due to a full write off of $ 22.6 million of exploration cost of the Weymouth well and Leiv Eiriksson being idle during the quarter.

The Executive Chairman said: "Despite some short term challenges in Angola, the contract awards during the 2nd quarter reflects a tightening market for our services. The future demand for drilling continues to build up strongly."

Since the end of the quarter, both rigs have completed drilling contracts for Repsol on Cuba and ExxonMobil offshore Angola. Ocean Rig remains optimistic that increasing activity in exploration drilling and new development programs will continue to strengthen the market for high specification drilling units.

Ocean Rig owns and operates two of the world's largest and most modern drilling-rigs, built for ultra deep waters and extreme weather conditions. One unit is currently operating in Angola and the other unit is in transit to West of Shetland.

THE 2ND QUARTER INTERIM REPORT WITH FINANCIALS AND NOTES ARE ATTACHED HERETO.

OCEAN RIG - 2ND QUARTER 2004 REPORT

NOTE: THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS (WITHIN THE MEANING OF SECTION 27A OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND
SECTION 21E OF THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934, AS AMENDED) WHICH REFLECT THE COMPANY'S CURRENT VIEWS WITH RESPECT TO CERTAIN FUTURE EVENTS AND FINANCIAL PERFORMANCE. ACTUAL EVENTS OR RESULTS MAY DIFFER MATERIALLY FROM THOSE PROJECTED OR IMPLIED IN SUCH FORWARD-LOOKING STATEMENTS. THE FOLLOWING IMPORTANT FACTORS, AMONG OTHER, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED OR IMPLIED IN ANY FORWARD-LOOKING STATEMENTS: (I) THE LIMITED OPERATIONS AND OPERATING HISTORY OF THE COMPANY; (II) THE FAILURE OF THE BINGO 9000 DESIGN TO PERFORM SATISFACTORILY OR THE COMPANY'S FAILURE TO ADEQUATELY PROTECT THE PROPRIETARY NATURE OF THE BINGO 9000 DESIGN; (III) THE COMPANY'S SIGNIFICANT LEVERAGE OR INABILITY TO GENERATE SUFFICIENT CASH-FLOW TO MEET ITS DEBT SERVICE REQUIREMENTS; (IV) THE COMPANY'S INABILITY TO MEET ANY FUTURE CAPITAL REQUIREMENTS; (V) THE COMPANY'S INABILITY TO RESPOND TO TECHNOLOGICAL CHANGES; (VI) THE IMPACT OF CHANGED CONDITIONS IN THE OIL AND GAS INDUSTRY; (VII) THE OCCURRENCE OF ANY ACCIDENTS INVOLVING THE COMPANY OR ITS ASSETS; (VIII) CHANGES IN GOVERNMENTAL REGULATIONS, PARTICULARLY WITH RESPECT TO ENVIRONMENTAL MATTERS; (IX) INCREASED COMPETITION OR THE ENTRY OF NEW COMPETITORS INTO THE COMPANY'S MARKETS; AND (X) UNFORESEEN OCCURRENCES IN ANY OF THE AREAS IN WHICH THE COMPANY MAY CONDUCT ITS OPERATIONS, SUCH AS WAR, EXPROPRIATION, NATIONALIZATION, RENEGOTIATION OR NULLIFICATION OF EXISTING LICENSES OR TREATIES, TAXATION AND RESOURCE DEVELOPMENT POLICIES, FOREIGN EXCHANGE RESTRICTIONS, CHANGING POLITICAL CONDITIONS AND OTHER RISKS RELATING TO FOREIGN GOVERNMENTAL SOVEREIGNTY OVER CERTAIN AREAS IN WHICH THE COMPANY WILL CONDUCT OPERATIONS. DUE TO SUCH UNCERTAINTIES AND RISKS, INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE UPON SUCH FORWARD-LOOKING STATEMENTS. REFERENCE SHOULD BE MADE TO THE COMPANY'S FILINGS WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION.

FOR FURTHER INFORMATION, PLEASE CONTACT KAI SOLBERG-HANSEN, MANAGING DIRECTOR, OR SENIOR VICE PRESIDENT FINANCE CHRISTIAN MOWINCKEL, TEL: +47 51 96 90 00.


STAVANGER, JULY 30TH, 2004
OCEAN RIG ASA


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